December 10, 2009 Geoffrey Kruczek, Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Mail Stop 6010
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Re:	Funtalk China Holdings Limited
Amendment No.3 to Registration Statement on Form F-1
Filed on December 2, 2009
File No. 333-162617

Dear Mr. Kruczek:

On behalf of Funtalk China Holdings Limited, a company with limited liability registered by way of continuation in the Cayman Islands (“PCHL”), we are responding to the comments received by facsimile on December 9, 2009 from the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Amendments No. 3 to Registration Statement on Form F-1, filed by PCHL on December 2, 2009. Concurrently on the date hereof, PCHL is filing Amendment No. 4 to Registration Statement on Form F-1 (“Amendment No. 4”),  which reflects the responses to the Staff’s comments below.

For your convenience, we have set forth below the Staff’s comments and PCHL’s responses thereto.

1.           Please revise your document to comply with all comments included in our letter dated December 9, 2009 regarding your post-effective amendment to Form S-4, file number 333-153492.

Please refer to our separate letter to you on the date hereof in response to the Staff’s comments to PCHL’s post-effective amendment to Form S-4, file number 333-153492.

Fee Table

2.           Given your revisions in response to prior comment 2, please show us how you calculated the registration fee.
In response to the Staff’s comment, PCHL has revised the calculation of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Act”).  PCHL calculated the maximum aggregate offering price in accordance with rule 457(c) under the Act, based on the average of the high and low prices of its ordinary shares as of December 8, 2009.

Joseph A. Bevash Simon H. Berry Kenneth D. C. Chan	Stanley Chow Michael S. L. Liu Jane M. S. Ng	John A. Otoshi Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Patrick J. Flanagan (New York) Eugene Y. Lee (New York)	David J. Miles (England and Wales) David Zhang (New York)

December 10, 2009

Prospectus Cover Page

3.           Please tell us why you deleted from your prospectus cover information regarding the recent price of your securities and related information from other sections of the document. See Release 33-6714 (May 27, 1987) section 11.A.7.

In response to the Staff’s comment, PCHL has revised the cover page of the prospectus included in Amendment No. 4 to include the last reported market price of PCHL’s ordinary shares on December 9, 2009.  PCHL has also included related information in other sections of the prospectus, including “Offering Summary,” “Capitalization,” “Use of Proceeds,” “Price Range of Securities and Dividends” and “Underwriting.”

Beneficial Ownership of Securities, page 83

4.           Given your revised disclosure regarding the number of shares to be offered, please revise to complete the blanks that remain in your table.

In response to the Staff’s comment, PCHL has completed the blanks in the table under the “Beneficial Ownership of Securities” section in the Amendment No. 4.

We are sending courtesy copies of this letter to you by courier, together with a copy of Amendment No. 4 marked to show changes from Amendment No. 3 to Registration Statement on Form F-1.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (852) 2912-2503, Allen Wang at (852) 2912-2512 or Stephanie Tang at (8621) 6101 6002.

Very truly yours,

/s/ David Zhang
of LATHAM & WATKINS

cc:	Dongping Fei, Chief Executive Officer, Pypo China Holdings Limited
Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Pypo China Holdings Limited
Allen Wang, Esq., Latham & Watkins
Stephanie Tang, Esq., Latham & Watkins
Mitchell Nussbaum, Esq., Loeb & Loeb LLP